[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 2, 2009

BY HAND AND EDGAR

Ms. Sonia G. Barros

Ms. Stacie D. Gorman

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Western Asset Mortgage Capital Corporation Registration Statement on Form S-11 (File No. 333-159962)

Dear Ms. Barros and Ms. Gorman:

On behalf of Western Asset Mortgage Capital Corporation, a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 3 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement on Form S-11 filed with the Commission on August 14, 2009.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of August 28, 2009 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Comments and each of the Company’s responses thereto. All references to page numbers and captions correspond to the page numbers in the preliminary prospectus included in the Registration Statement.

General Comments

1.                                      We note your response to comment 1 of our letter dated August 10, 2009. You appear to have limited your prior performance disclosure to programs that primarily invest in your target assets. As previously noted in our prior comment 1, Guide 5 applies to “all other programs, both public and nonpublic, that have invested primarily in real estate, regardless of the investment objectives of the programs.” Please provide the appropriate

Guide 5 disclosure for any other programs that have invested primarily in real estate. Please also provide the disclosure in the format required by Item 8 and Appendix II of Guide 5.

In response to the Staff’s comment, the Company confirms that is has disclosed all programs managed by Western Asset Management Company (“Western Asset”) that have primarily invested in real estate and to that end we have revised the disclosure on pages 132 and 134 to clarify that all such programs are discussed in the prior performance disclosure included in the prospectus.

We respectfully submit that the undertaking required by Item 8.A.4 of Guide 5 does not apply to the Registration Statement as neither the Smash Series M Fund nor the Legg Mason Partners Government Securities Fund, the two funds currently managed by Western Asset that are open end mutual funds registered under the Investment Company Act of 1940, as amended, files a Form 10-K Annual Report with the Commission.

2.                                      Please provide us an analysis as to why you believe four of the eight portfolios that primarily invest in your target assets do not constitute “programs” to which Guide 5 applies. Alternatively, please provide disclosure for these additional portfolios as required by Item 8 and Appendix II of Guide 5.

Western Asset has managed eight portfolios that primarily invest in real estate or real estate-related assets, including our target assets. Of the eight portfolios, two are private investment vehicles, three are registered mutual funds and three are separate accounts managed on behalf of private institutional clients.  As of June 30, 2009, six of the portfolios were still active.

We do not believe that separate accounts are “programs” within the meaning of Guide 5 primarily because separate accounts are not funds or commingled investment funds that pool the investments of multiple investors.  Each separate account investor has the discretion to decide when to commence trading, when to add to or withdraw funds from its separate account, and when to terminate the account relationship.  As a result, we do not believe that the three portfolios that are separate accounts come within the purview of Guide 5.

We previously disclosed information with respect to the following four programs: Western Asset Mortgage Backed Securities Portfolio, LLC, Western Asset Opportunistic Structured Securities Portfolio, LLC, Smash Series M Fund and Legg Mason Partners Government Securities Fund.  In response to the Staff’s comment, we have included disclosure regarding an additional program, the Legg Mason Partners Variable Government Portfolio, which is a mutual fund that was fully redeemed by Western Asset in April 2008, in the format required by Item 8 and Appendix II of Guide 5.

3.                                      Generally, you have not provided adequate explanations as to why you have omitted or modified certain of the items for the tables in Appendix II. For example, at a minimum, please address the following:

•                  For Table I you have not provided adequate explanations for omission of some of the line items as follows:

•                  You have indicated you have no acquisition costs because such costs are applicable only to the acquisition of real property, and the real estate funds do not hold any real property. Please note that the disclosure required by Table I is not limited to “real” property. Please provide applicable or comparable disclosure for the acquisition costs of the property held by each fund.

In response to the Staff’s comment, the Company respectfully submits that there are no acquisition costs for the assets held by the funds discussed in Appendix I.  As we have noted, the assets of the funds are generally real estate-related securities, such as MBS, or loans or loan pools.  These assets may be purchased as new issues or on the secondary market.  When purchased as new issues, any fees or commissions are embedded in the offering price of the asset.  Purchases on the secondary market are generally made from broker-dealers who trade the assets proprietarily, thus the price for the security would include any brokerage mark-up.  As a result, Western Asset is unable to segregate “acquisition costs” from the price paid for the asset.  A clarifying footnote has been added to Table I in response to the Staff’s comment.

•                  Please tell us why some of the funds have no offering expenses.

In response to the Staff’s comment, the Company respectfully submits that those funds that do not include offering expenses in Table I do not have any commissions or other offering expenses attributable to such funds.  The LMP Government Fund and the LMP Variable Government Fund were existing funds when Western Asset became the manager of the funds, and there were no offering expenses associated with the transition to Western Asset as manager.  The MBS Fund, the Structured Securities Fund and the Smash Fund were organized by Western Asset or Legg Mason, Inc. (“Legg Mason”), with start-up costs, such as legal expenses and other operational items, borne by Western Asset or Legg Mason except as disclosed in Table II for the Structured Securities Fund.  A clarifying footnote has been added to Table I in response to the Staff’s comment.

•                  We note your response that there is no “length of offering” because the funds are offered continuously. Please confirm that the offerings for each fund have no termination date.

The Company confirms that those funds that are offered continuously have no termination date.

•                  For Table II, please explain why you have modified the item “Dollar amount of cash generated from operations before deducting payments to sponsor.”

In response to the Staff’s comment, we have modified Table II to use the item “Dollar amount of cash generated from operations before deducting payments to sponsor.”

•                  For Tables I and II for some of the funds you have disclosed negative dollar amounts raised. Please explain this disclosure.

The “amount raised” is a net number reflecting the amount of subscriptions by investors to the fund less redemptions by investors from the fund.  Certain funds have negative dollar amounts raised because redemptions by investors of their investment in such funds were greater for the applicable fiscal year than subscriptions by investors made to such funds.  We have added a clarifying footnote to Tables I and II in response to the Staff’s comment.

To the extent you provide alternative disclosure, please add a footnote to disclose how the line item correlates to the line item requirements of the Table.

As noted above, we have added footnotes to Tables I and II to explain why there are no acquisition costs or offering expenses reflected in the tables and to explain the negative dollar amounts raised by certain funds.

4.                                      We note that for some of the funds, the fees are paid directly by the participants. Instruction 4 to Table II requires the disclosure of other fees paid to the sponsor by entities other than the program itself. Please revise your disclosure to disclose the fees paid.

Fees paid to Western Asset by investors in those funds are based on the total amount of assets under management for each such investor, which assets Western Asset then invests across the funds it manages at its discretion.  Each investor has a separate investment management agreement with Western Asset with regard to the investor’s overall investment account and the fees paid differ among investors. Since (i) fees are paid to Western Asset based on each investor’s total investment account, (ii) the fees paid by each investor vary depending on the terms of such investor’s separate investment management agreement with Western Asset and (iii) allocations of each investor’s account among the Western Asset funds shifts continually, Western Asset is unable to determine the portion of its total fees that are attributable to the particular fund in a way that would be meaningful to investors in the Company.

5.                                      We note your response that Table IV is not applicable because Western Asset has not had any programs that have completed operations in the most recent five years. We note your disclosure on pages 132 and 133 that since December 2004 your Manager has managed eight portfolios, but that as of June 30, 2009 your Manager managed six portfolios. Please tell us if two of these eight portfolios have completed operations. Please provide the disclosure required by Table IV if those programs have completed operations.

In response to the Staff’s comment, the Company submits that one of the two portfolios no longer managed by Western Asset is a separate account for which the Company is not providing disclosure for the reasons set forth above in response to comment 2. The other portfolio is the Legg Mason Partners Variable Government Portfolio, a mutual fund that was fully redeemed by Western Asset in April 2008.   The disclosure required by Table IV for the Legg Mason Partners Variable Government Portfolio has been added to the prospectus starting on page A-13.

6.                                      We note your response that Tables V and VI are not applicable because the real estate funds invest primarily in non-real property real estate assets including non-Agency RMBS, Agency RMBS, CMBS and ABS, in addition to a variety of other security types. Please provide applicable or comparable disclosure.

In response to the Staff’s comment, we respectfully submit that it is the historical performance information already disclosed on pages 132 to 137 of the prospectus and in Appendix I that will be meaningful to investors and not the portfolio turnover information required by Tables V and VI.  Moreover, the inclusion of the portfolio turnover information required by Tables V and VI may confuse investors as these amounts are often upwards of ten to twenty times greater than the total assets under management.  For example, from 2005 to 2008, the total assets managed by the Western Asset Mortgage Backed Securities Portfolio, LLC (the “MBS Fund”) ranged from approximately $3 billion to approximately $12 billion.  However, during that same period, the proceeds from the sale of bonds and investments in the MBS Fund ranged from approximately $43 billion to approximately $661 billion, primarily as the result of the buying and selling of “to-be-announced” forward contracts (TBAs) for mortgages, which are settled on a monthly basis.  We submit that the total assets and the returns on those assets set forth in the prospectus are meaningful to investors rather than the amount of assets purchased or the proceeds from the sales of bonds and investments and Tables V and VI should therefore be omitted from the prospectus.

7.                                      We note your response to comment 2 of our letter. In response to our comment, you have revised your disclosure to state that Western Asset may be deemed to be the Company’s promoter. Please revise to clearly state that Western Asset is the Company’s promoter. Additionally, please identify Legg Mason as your promoter. We note that Legg Mason directly or indirectly took the initiative in founding you. Please see Rule 405 of the 1933 Act and Item 11(d) of Form S-11.

In response to the Staff’s comment, we have revised the disclosure on page 13 of the prospectus to identify Legg Mason as the Company’s promoter.

There is no assurance that we will be able to obtain any TALF loans, page 44

8.                                      Please update your disclosure to reflect the recent extension to the Term Asset-Backed Securities Loan Facility.

In response to the Staff’s comment, we have revised the disclosure on pages 44, 45 and 98 of the prospectus to reflect the recent extension of the Term Asset-Backed Securities Loan Facility.

Liability and Indemnification, page 125

9.                                      We note your statement that: “Our Manager maintains a contractual as opposed to a fiduciary relationship with us.” Please briefly describe the fiduciary obligations of your officers who are employees of your Manager.

In response to the Staff’s comment, we have revised the disclosure on page 126 of the prospectus to describe the fiduciary obligations of the Company’s officers who are employees of Western Asset.

* * * * *

Please contact the undersigned at (212) 735-3574 or Bethany M. Haynes at (212) 735-3868 should you require further information or have any questions.

Very truly yours,

/s/ David J. Goldschmidt
David J. Goldschmidt, Esq.

cc:	Charles A. Ruys de Perez
Western Asset Mortgage Capital Corporation
c/o Western Asset Management Company
385 East Colorado Boulevard
Pasadena California 91101

Yolanda Crittendon, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Jay L. Bernstein, Esq.
Andrew S. Epstein, Esq.
Clifford Chance US LLP
31 West 52 Street
New York, New York 10019